Exhibit 99.1

CollPlant Biotechnologies Announces Second Quarter Financial Results For 2023 with Revenues of $10.2 Million

●	Received in July 2023, $10 million from partner, AbbVie, for achieving a major milestone in the second quarter, for the clinical-phase dermal filler product in accordance with the strategic collaboration agreement

●	Entered into collaboration with Stratasys, a world-leading 3D printing company, with initial focus on the development of a bioprinting solution for the fabrication of CollPlant’s regenerative breast implants

●	Readying breast implant study in large animals for initiation by year end

●	Continued positive sales trajectory for 3D bioinks

●	Cash and cash equivalents totaled $22.3 million as of June 30, 2023; cash runway extended with additional $10 million milestone payment received in July 2023 from AbbVie

●	Revenues of $10.6 million and operating income of $5.7 million for the first six months of 2023

●	Conference call to be held on August 24, 2023 at 10:00 am U.S. ET; Dial-in information herein

Rehovot, Israel, August 24, 2023 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and organ manufacturing, today announced financial results for the second quarter ended June 30, 2023, and provided a corporate update on its programs.

“This quarter, we were very pleased to announce the achievement of an important milestone related to the dermal filler product developed in collaboration with our partner, AbbVie, for which we received a $10 million payment. We also announced a joint development and commercialization agreement with Stratasys, a world-leader in additive manufacturing that will initially focus on developing a bioprinting solution for the fabrication of our regenerative breast implants in development. Both collaborations are expected to allow us to continue our momentum towards reaching important upcoming milestones related to these programs, with the former providing a vehicle to maintain our strong cash position,” said CollPlant’s Chief Executive Officer, Yehiel Tal.

Mr. Tal continued, “One of our upcoming milestones will be initiating by the end of this year a second large-animal study to evaluate our regenerative breast implants. We have already established the trial infrastructure and look forward to providing an update as soon as we conclude this study.”

Q2 and recent corporate highlights

Program development

●	CollPlant is planning to initiate a second large-animal study to evaluate commercial sized 3D bioprinted regenerative breast implants, by year end. This study follows the completion of the first large-animal study, the results of which were announced in January of this year. The first study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported.

In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants that are comprised of CollPlant’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

Collaboration updates

●	In June, CollPlant announced the achievement of a milestone with respect to the clinical phase dermal filler product, which is under its collaboration agreement with AbbVie. According to the agreement, the achievement of this milestone triggered a $10 million payment from AbbVie to CollPlant. CollPlant has the potential to receive additional milestone payments as well as future royalties in accordance with its long-term collaboration with AbbVie for the dermal filler product.

●	In April, CollPlant announced a joint development and commercialization agreement with Stratasys to collaborate on the development of a printing solution to bio-fabrication of human tissues and organs using Stratasys’ P3 technology-based bioprinter and CollPlant’s rh-Collagen-based bioinks. The bioprinting solution is being designed to enable the production of scaffolds that will accurately mimic the physical properties of human tissues and organs. These scaffolds are to meet the product specification including resolution and reproducibility. The combined proprietary technologies are expected to enable the fabrication of tissues and organs that also possess differentiated regenerative properties. The first project focuses on the development of an industrial-scale solution for CollPlant’s regenerative breast implants program. Under the agreement, both companies have also agreed to cross-promote each other’s bioprinting products.

●	CollPlant is developing, together with Tel Aviv University and Sheba Medical Center, a system that enhances the physiological relevance of the human gut to provide a predictive personalized platform. CollPlant mimics the gut structure by 3D printing the gut tissue geometry in high resolution using its unique rhCollagen-based bioink formulation. This tissue model is to be used for evaluating therapy response in patients suffering from ulcerative colitis. Recently, the CollPlant team managed to successfully grow epithelial cells on the 3D printed scaffolds that mimic the gut tissue geometry. The Company expects to be able to provide an update on next steps for this program by the end of this year.

●	CollPlant remains engaged in partnering dialogs with several industry leaders and academic institutions interested in the Company’s rhCollagen technology and expertise in 3D bioprinting to develop therapeutics and medical applications.

Commercial portfolio of bioink solutions

CollPlant’s bioink platform is intended to enable its customers to streamline the process of new product development while also accelerating timelines and reducing overall costs. CollPlant’s new bioink, Collink.3D-50L is the first bioink available in powder form which provides enhanced operational specificity and flexibility for the end-user because of its mechanical properties to address additional printing requirements of soft and hard tissues. These features of CollPlant’s new bioink enable the end user to address a wide range of 3D bioprinting applications, including drug discovery, drug screening and tissue testing, as well as the development of transplantable tissues and organs.

Operational updates

●	In line with CollPlant’s mission to build a company that operates and works towards solutions that support a sustainable environment, CollPlant recently recruited a dedicated manager to analyze, formulate and execute upon the set of standards for its Environmental, Social and Governance (ESG) program. This initiative is designed to help CollPlant meet the evolving standards applicable to publicly listed companies in the U.S., as well as help business partners and socially conscious investors better understand CollPlant’s alignment with sustainable values – both operationally and as a component of its overall company mission.

Second quarter ended June 30, 2023 financial results

GAAP revenues for the second quarter ended June 30, 2023 were $10.2 million, an increase of $10.1 million compared to $66,000 in the second quarter ended June 30, 2022. The increase in revenues was mainly related to the achievement of a milestone with respect to the AbbVie agreement, which triggered a $10 million payment.

GAAP cost of revenues for the second quarter ended June 30, 2023, was $615,000, an increase of $572,000 compared to $43,000 in the second quarter ended June 30, 2022. Cost of revenue mainly includes the cost of the Company’s rhCollagen based products, and royalties to the Israeli Innovation Authority (IIA) for our sales. The increase in cost of revenues in the amount of approximately $572,000 is mainly comprised of: (i) $305,000 in royalty expenses to the IIA mainly related to the milestone payment received from AbbVie, and (ii) $171,000 relating to the BioInk, VergenixFG, and rhCollagen sales.

GAAP gross profit for the second quarter ended June 30, 2023 was $9.6 million, compared to gross profit of $23,000 in the second quarter ended June 30, 2022.

GAAP operating expenses for the second quarter ended June 30, 2023 were $3.9 million, compared to $4.2 million in the second quarter ended June 30, 2022. The decrease of $300,000 is mainly related to general and administrative expenses and comprised of (i) $223,000 in employees’ salaries expense including a decrease in accrued vacation liability and alterations in employment contractual terms implemented in 2022, and (ii) $194,000 share-based compensation expenses mainly related to a directors grant in May 2022, offset by an increase of approximately $116,000 in professional services expenses and patents expenses. On a non-GAAP basis, operating expenses for the second quarter ended June 30, 2023 were $3.6 million, compared to $3.9 million in the second quarter ended June 30, 2022. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the second quarter ended June 30, 2023 totaled $85,000, compared to financial expenses, net, of $100,000 in the second quarter of 2022. The increase in financial income is due to interest received from our short-term cash deposits and exchange rate differences.

GAAP net income for the second quarter ended June 30, 2023 was $5.8 million, or $0.51 basic income per share, compared to a net loss of $4.3 million, or $0.39 basic loss per share, for the second quarter ended June 30, 2022. Non-GAAP net income for the second quarter ended June 30, 2023 was $6.0 million, or $0.53 income per share, compared to a net loss of $4.0 million, or $0.36 basic loss per share, for the second quarter ended June 30, 2022.

Cash and cash equivalents as of June 30, 2023, were $22.3 million.

Cash used in operating activities during the three months ended June 30, 2023 was $3.8 million, compared to $4.0 million cash used in operating activities during the three months ended June 30, 2022.

Cash used in investing activities during the three months ended June 30, 2023 and during the three months ended June 30, 2022 was $337,000.

Cash provided by financing activities during the three months ended June 30, 2023 was $89,000. During the three months ended June 30, 2022, there was no cash provided by financing activities.

Year-to-date (six-month) period ended June 30, 2023 financial results

GAAP revenues for the six months ended June 30, 2023, were $10.6 million and included mainly revenues from the AbbVie Agreement as well as income from sales of the Company’s BioInk and rhCollagen. Revenues increased by $10.5 million, compared to $132,000 in the six months ended June 30, 2022. The increase is related almost entirely to the achievement of a milestone under the AbbVie Agreement and $500,000 increase in sales of rhCollagen.

GAAP cost of revenues for the six months ended June 30, 2023, was $940,000, an increase of $866,000 compared to $74,000 in the six months ended June 30, 2022. The increase in cost of revenues in the amount of approximately $866,000 is mainly comprised of: (i) $316,000 in royalty expenses to the IIA mainly related to the milestone payment received from AbbVie, and (ii) $424,000 relating to the sales of BioInk, VergenixFG, and rhCollagen.

GAAP gross profit for the six months ended June 30, 2023, was $9.7 million, compared to gross profit of $58,000 in the six months ended June 30, 2022.

GAAP operating expenses for the six months ended June 30, 2023, were $7.5 million, compared to $8.0 million, in the six months ended June 30, 2022. The decrease of $500,000 in expenses is mainly related to general and administrative expenses and comprised of: (i) $278,000 in employees’ salaries expense including a decrease in accrued vacation liability and alterations in employment contractual terms implemented in 2022, and (ii) $124,000 share-based compensation expenses mainly related to options granted in 2022. On a non-GAAP basis, the operating expenses for the six months ended June 30, 2023 were $6.7 million, compared to $7.4 million in the six months ended June 30, 2022. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net for the six months ended June 30, 2023, totaled $111,000, compared to $192,000 in the six months ended June 30, 2022. The decrease in financial expenses, net, is due to interest received from the Company’s short-term cash deposits.

GAAP net income for the six months ended June 30, 2023 was $2.0 million, or $0.18 basic income per share, compared to a net loss of $8.1 million, or $0.74 basic loss per share, for the six months ended June 30, 2022. Non-GAAP net income for the six months ended June 30, 2023, was $2.7 million, or $0.24 basic loss per share, compared to $7.5 million loss, or $0.69 basic loss per share, for the six months ended June 30, 2022.

Cash used in operating activities during the six months ended June 30, 2023 and June 30, 2022, remain unchanged at $7.2 million.

Cash used in investing activities during the six months ended June 30, 2023 was $541,000, compared to $29.5 million cash provided by investing activities during the six months ended June 30, 2022. The decrease is mainly attributed to repayment and investment in short term cash deposits during the six months ended June 30, 2022.

Cash provided by financing activities during the six months ended June 30, 2023 was $892,000, compared to cash provided by financing activities of $1.5 million during the six months ended June 30, 2022. Cash provided by financing activities is attributed to proceeds from the exercise of options and warrants into shares.

Conference call information

CollPlant will hold a conference call to discuss its second quarter 2023 financial results along with corporate updates on August 24, 2023 at 10 am ET.

To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Investors outside of the U.S.: 1-201-493-6779

Israel investors: 1-809-406-247

Conference ID: 13739191

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company&r=true&B=6

Submit questions to management in advance of the call

To ask management a question ahead of the call, please email John Mullaly at LifeSci Advisors LLC up until 24 hours before the event at jmullaly@lifesciadvisors.com.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$22,283	$29,653
Restricted cash	83	-
Restricted deposit	22	23
Trade receivables	10,160	9
Inventories	1,552	1,430
Other accounts receivable and prepaid expenses	758	543
Total current assets	34,858	31,658
Non-current assets:
Restricted (deposit	237	188
Operating lease right-of-use assets	3,327	2,711
Property and equipment, net	2,931	2,966
Intangible assets, net	216	245
Total non-current assets	6,711	6,110
Total assets	$41,569	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2023	2022
Liabilities and shareholders’ equity	(Unaudited)	(Audited)
Current liabilities:
Trade payables	$763	$1,133
Operating lease liabilities	598	529
Accrued liabilities and other	1,421	1,443
Total current liabilities	2,782	3,105
Non-current liabilities:
Operating lease liabilities	2,748	2,382
Total non-current liabilities	2,748	2,382
Total liabilities	5,530	5,487

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2023 (unaudited) and December 31, 2022; issued and outstanding: 11,405,394 and 11,186,481 ordinary shares as of June 30, 2023 (unaudited) and December 31, 2022, respectively	4,963	4,873
Additional paid in capital	119,720	118,099
Currency translation differences	(969)	(969)
Accumulated deficit	(87,675)	(89,722)
Total shareholders’ equity	36,039	32,281
Total liabilities and shareholders’ equity	$41,569	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
Revenues	$10,617	$132	$10,184	$66
Cost of revenues	940	74	615	43
Gross Profit	9,677	58	9,569	23

Operating expenses:
Research and development	4,676	4,841	2,574	2,599
General, administrative and marketing	2,843	3,170	1,318	1,609
Operating income (loss)	2,158	(7,953)	5,677	(4,185)
Financial income (expenses), net	(111)	(192)	85	(100)
Net income (loss) for the period	$2,047	$(8,145)	$5,762	$(4,285)
Basic net income (loss) per ordinary share	$0.18	$(0.74)	$0.51	$(0.39)
Diluted net income (loss) per ordinary share	$0.17	$(0.74)	$0.49	$(0.39)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	11,329,516	10,935,611	11,369,031	11,086,481
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,738,884	10,935,611	11,777,139	11,086,481

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:
Income (loss)	$2,047	$(8,145)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	546	501
Interest from Short term deposits	-	(87)
Interest from restricted deposits	11	-
Share-based compensation to employees and consultants	852	1,055
Exchange differences on cash and cash equivalents	444	727
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(10,151)	261
Increase in inventories	(155)	(275)
Increase in other accounts receivable and prepaid expenses	(215)	(170)
Decrease in operating right of use assets	254	220
Decrease in trade payables	(370)	(274)
Decrease in lease liabilities	(435)	(643)
Decrease in accrued liabilities and other payables	(22)	(305)
Decrease in deferred revenues	-	(32)
Net cash used in operating activities	(7,194)	(7,167)
Cash flows from investing activities:
Capitalization of intangible assets	-	(12)
Purchase of property and equipment	(482)	(678)
Repayment of a short term deposits	-	50,238
Investment in short term deposits and restricted deposits	(59)	(20,000)
Net cash provided by (used in) investing activities	(541)	29,548
Cash flows from financing activities:
Exercise of options and warrants into shares	892	1,474
Net cash provided by financing activities	892	1,474
Exchange differences on cash and cash equivalents, restricted cash and restricted deposits	(444)	(727)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted deposits	(7,287)	23,128
Cash and cash equivalents, restricted cash and restricted deposits at the beginning of the period	29,653	13,374

Cash and cash equivalents, restricted cash and restricted deposits at the end of the period	$22,366	$36,502

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2023	2022
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Right of use assets recognized with corresponding lease liabilities	870	59
Capitalization of Share-based compensation to inventory	33	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	22,283	36,290
Restricted cash	83	-
Restricted deposits (including long term)	-	212
Total cash and cash equivalents, restricted cash and restricted deposits	$22,366	$36,502

COLLPLANT BIOTECHNOLOGIES LTD.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	USD in thousands

GAAP gross profit	$9,677	$58	$9,569	$23

GAAP operating costs and expenses:	7,519	8,011	3,892	4,208

Change of operating lease accounts	33	423	12	329
Share-based compensation to employees, directors and consultants	(852)	(1,055)	(338)	(594)
Non-GAAP operating costs and expenses:	6,700	7,379	3,566	3,943

GAAP operating income (loss)	2,158	(7,953)	5,677	(4,185)

Non-GAAP operating income (loss)	2,977	(7,321)	6,003	(3,920)

GAAP Net Income (loss)	2,047	(8,145)	5,762	(4,285)

Change of operating lease accounts	(181)	(423)	(76)	(329)
Share-based compensation to employees, directors and consultants	852	1,055	338	594
Non-GAAP Net income (loss)	$2,718	$(7,513)	$6,024	$(4,020)
GAAP Basic income (loss) per ordinary share	$0.18	$(0.74)	$0.51	$(0.39)
NON- GAAP Basic income (loss) per ordinary share	$0.24	$(0.69)	$0.53	$(0.36)
GAAP Diluted income (loss) per ordinary share	$0.17	$(0.74)	$0.49	$(0.39)
Non-GAAP Diluted income (loss) per ordinary share	$0.23	$(0.69)	$0.52	$(0.36)

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2023 and 2022 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results for the second quarter ended June 30, 2023, are presented in accordance with generally accepted accounting principles in the U.S.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to develop a printing solution for its breast implants program, or at all; the Company’s expectations regarding the timing and cost of commencing pre-clinical and clinical trials, or at all, with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate a second large-animal study for its breast implants in a timely manner, or at all; the Company’s ability to obtain favorable pre-clinical and clinical trial results with respect to the foregoing trials; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the bioprinter under development with Stratasys and/or future potential collaborative products and/or CollPlant’s regenerative breast implants and/or dermal filler product under development with AbbVie and/or other medical aesthetics products; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to received milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com